1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2004

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Further Advances to an Entity dated September 17, 2004	4

1.2	Press Release dated September 21, 2004	7

1.3	Announcement of Appointment of Independent Non-Executive Director dated September 30, 2004	11

FORWARD-LOOKING STATEMENTS

The Announcement of Further Advances to an Entity, the Press Release, and the Announcement of Appointment of Independent Non-Executive Director of TOM Online Inc. (the “Company”), constituting Exhibits 1.1, 1.2 and 1.3 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: September 30, 2004	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

FURTHER ADVANCES TO AN ENTITY

The Board announces the details of the trade receivables of the Group due from the Internet Customer as at 31st August, 2004 pursuant to Rule 17.16 of the GEM Listing Rules.

Reference is made to the announcement of TOM Group dated 9th May, 2003, the joint announcement of the Company and TOM Group dated 28th May, 2004 (the “Joint Announcement”) and the announcement of the Company dated 23rd July, 2004 (the “Announcement”).

As disclosed in the Announcement, the Board announced the details of the trade receivables of the Group due from the Internet Customer as at 30th June, 2004 (“Disclosed Amount”) (the Revenue Ratio for the amount increased from that disclosed in the Joint Announcement exceeds 3%) pursuant to Rule 17.16 of the GEM Listing Rules.

As at 31st August, 2004, the amount of the trade receivables due from the Internet Customer increased from the Disclosed Amount and the Revenue Ratio for the amount of the increase is more than 3%. Pursuant to Rule 17.16 of the GEM Listing Rules, the Board announces the details of the trade receivables due from the Internet Customer as at 31st August, 2004 as follows:

Balance of trade receivables
as at 31st August, 2004 (Note 3)

Internet Customer	HKD117,717,143

Notes:

1.	The above trade receivables resulted from the provision by the Group of the internet-related services to the Internet Customer in the ordinary course of business and on normal commercial terms.

2.	The above trade receivables are unsecured and in accordance with terms specified in the contracts governing the relevant transactions (such as delivery periods, payment periods (the above trade receivables are expected to be settled on or before 30th November, 2004), rights and obligations of the Internet Customer in respect of its performance under the contracts). No collateral is required to be made by the Internet Customer and no interest is charged on any of the trade receivables.

3.	Due to the nature of the transactions, the trade receivables are billed at the end of each month and which balance needs to be verified and confirmed by the Group pursuant to the normal trading practices in respect of such receivables and the relevant contracts governing the transactions. Normally, the month-end balance of the trade receivables can only be verified and confirmed by the Group within one or two weeks after the end of each month which immediately gives rise to a disclosure obligation under Rule 17.16 of the GEM Listing Rules, the Company therefore issues this announcement so as to comply with the GEM Listing Rules.

4.	The Internet Customer is engaged in providing mobile communications and related services in the PRC and is one of the largest telecommunication operators in the PRC. As at 31st August, 2004, the fees due to the Group from the Internet Customer are approximately 19.59% of the total revenue of the Group for the year ended 31st December, 2003. It has a good track record for settlement of its trade receivables due to the Group.

Save as disclosed above, as at 31st August 2004, no other advance (including trade receivables and other receivables) which would give rise to disclosure obligation pursuant to Rules 17.15, 17.16 and 17.18 of the GEM Listing Rules.

DEFINITIONS

“Board”	means the board of directors of the Company

“Company”	means TOM Online Inc., a company incorporated in the Cayman Islands and whose shares are listed on GEM

“Director(s)”	means the director(s) of the Company

“GEM”	means the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means the Rules Governing the Listing of Securities on GEM

“Group”	means the Company and its subsidiaries

“HKD”	means Hong Kong Dollars

“PRC”	means the People’s Republic of China

“Revenue Ratio”	has the meaning as set out in Rule 19.07(3) of the GEM Listing Rules

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“TOM Group”	means TOM Group Limited, a company incorporated in the Cayman Islands and whose shares are listed on the Main Board of the Stock Exchange

By Order of the Board
TOM ONLINE INC.
Angela Mak
Company Secretary

Hong Kong, 17th September, 2004

As at the date thereof, Mr. Frank Sixt (Chairman), Mr. Sing Wang (Vice Chairman) and Ms. Tommei Tong are non-executive Directors; Mrs. Susan Chow is an alternate Director to Mr. Frank Sixt; Mr. Wang Lei Lei, Mr. Xu Zhiming, Mr. Peter Schloss, Mr. Wu Yun, Ms. Elaine Feng and Mr. Fan Tai are executive Directors; and Mr. Ma Wei Hua and Mr. Gordon Kwong are independent non-executive Directors.

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

Exhibit 1.2

TOM Online Scores with ESPN STAR Sports to bring the English Premier

League to China

Strategic partnership to offer exclusive ESPN STAR Sports English

Premier League Content to hundreds of millions of soccer fans in China over the Internet

(Beijing, China, Sept 21, 2004)TOM Online Inc (Hong Kong GEM stock code: 8282, Nasdaq: TOMO), a leading wireless internet company in China, announced today a strategic partnership with ESPN STAR Sports, Asia’s number one sports broadcaster, to bring English Premier League content to its tom.com portal.

The move is set to entrench TOM Online’s leading position in providing value-added multimedia products and services to the young and trendy in China’s fast-growing internet market, said Wang Lei Lei, Chief Executive Officer and Executive Director of TOM Online.

“We are excited about this partnership with ESPN STAR Sports to bring one of the most prestigious events in the soccer world to hundreds of millions of fans in China in their own language,” said Wang. “This cooperation demonstrates TOM Online’s commitment to deliver top-flight content and service to viewers across China in the rapidly expanding internet market. This is crucial to our future growth,” he said.

Under the deal, TOM Online and ESPN STAR Sports will jointly run a Chinese-language English Premier League channel on TOM Online’s website (www.tom.com). The alliance will also offer TOM Online channels to promote its English Premier League product offerings on ESPN STAR Sports’ extensive media network, which includes more than 30 TV channels and the most influential sporting newspaper in China, Football Press.

There are more than 300 million soccer fans in China, according to government statistics. Research firm CVSC-SOFRES MEDIA(CSM) said the popularity and television viewership of the English Premier League (EPL)

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738,PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

soccer have reached all-time high in China. Researches showed about sixty in every 100 Chinese men between the age of 25 and 44 followed the EPL. Its matches, which are carried on national network Dragon TV and over 30 local stations few times a week, tend to attract professional males with high incomes.

“We’re delighted to be partnering with TOM Online in delivering content on Asia’s number one television sport,” said David Cantalupo, Managing Director of ESPN STAR Sports China. “The conclusion of this agreement is of vital strategic importance as we expand our delivery of top-flight programming to viewers across China on a different platform. The appetite for English Premier League football among Chinese sports fans has never been stronger - fans are knowledgeable about the game and as passionate about their favorite teams as the fans in England. By partnering with TOM Online, we can instantly access million of soccer fans in China and offer our premium English Premier League information. The business potential is enormous.”

- ENDS -

About TOM Online Inc.

TOM Online Inc. (Hong Kong GEM stock code: 8282, NASDAQ stock symbol: TOMO) is a leading mobile internet company in China, operating one of the most successful Internet portals in China (www.tom.com) and offering a wide variety of online and mobile services, including wireless internet and online advertising. In the wireless internet arena, TOM Online provides a diverse range of services such as SMS, MMS and WAP, and is the largest player of wireless interactive voice response services (IVR services). As of June 30, 2004, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738,PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

About ESPN STAR Sports

ESPN STAR Sports is a 50:50 joint venture between two of the world’s leading cable and satellite broadcasters, ESPN Inc. and STAR. We are Asia’s complete sports provider reaching over 128 million households for ESPN and over 57 million households for STAR Sports. We have 13 networks - ESPN Asia, ESPN Hong Kong, ESPN India, ESPN Taiwan, ESPN Philippines, MBC-ESPN (Korea), ESPN Singapore, STAR Sports Asia, STAR SPORTS Hong Kong, STAR Sports India, STAR Sports Taiwan, STAR Sports Singapore and STAR Sports S.E.A. We bring the world’s premier live sports and leading regional events to viewers 24 hours a day. On the ground, the ESPN STAR Sports Event Management Group manages and promotes premier sporting events around Asia, including the World 5’s and the San Miguel Asian 9Ball Tour. On-line, espnstar.com, espnstar.com.cn, espnstar.com.tw and espnstar.com.hk interact with millions of users providing them with in-depth sports news, results and competitions. This multilingual, online platform which is closely integrated with ESPN and STAR Sports on air networks, has established the sites as the number one on-line sports destination in their respective markets.

Safe Harbor Statement

Except for the historical information contained herein, this news release contains forward-looking statements that are, by their nature, subject to risks and uncertainties. Such forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies. Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.

# # #

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738,PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Media Contacts:

TOM Online	Weber Shandwick Worldwide	ESPN STAR Sports

Elaine J. Feng Executive Vice President, Tel:(8610) 6528 3399 ext.6656 Direct-line: (8610)85181210 Fax:(8610) 8518 1160 Email:fengjue@bj.tom.com	Mr. Wayne Fong Senior Consultant Tel: +852-25339914 wfong@webershandwick.com	Mr. Andy Qian An Ke Marketing Manager Marketing Communications Tel: 86-21-62183298 ext 6514 qianak@cn.startv.com

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738,PRC

Tel: 8610-65283399

Fax: 8610-85181169

http: //www.tom.com

Exhibit 1.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

AND MEMBER OF AUDIT COMMITTEE,

REMUNERATIONS COMMITTEE AND NOMINATIONS COMMITTEE

The Board is pleased to announce that Dr. Lo Ka Shui has been appointed as an independent non-executive director and a member of the audit committee, the remunerations committee and the nominations committee of the Company with effect from 30th September, 2004.

The board of directors (the “Board”) of TOM Online Inc. (the “Company”) is pleased to announce that Dr. Lo Ka Shui (“Dr. Lo”) has been appointed as an independent non-executive director and a member of the audit committee, the remunerations committee and the nominations committee of the Company with effect from 30th September, 2004.

Dr. Lo, aged 57, is Deputy Chairman and Managing Director of Great Eagle Holdings Limited. He is a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and China Mobile (Hong Kong) Limited. He is also a Director of Hong Kong Exchanges and Clearing Limited, a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority. He graduated with Bachelor of Science degree from McGill University and a M.D. from Cornell University. He is certified in cardiology from University of Michigan Hospital. He has more than 24 years’ experience in property and hotel development and investment both in Hong Kong and overseas.

Dr. Lo is not connected with any directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company and does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract entered into between the Company and Dr. Lo. Dr. Lo is not appointed for specific terms and is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$200,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters in relation to the appointment of director that need to be brought to the attention of holders of securities of the Company.

By Order of the Board
TOM ONLINE INC.
Angela Mak
Company Secretary

Hong Kong, 30th September, 2004

As at the date thereof, Mr. Frank Sixt (Chairman), Mr. Sing Wang (Vice Chairman) and Ms. Tommei Tong are non-executive Directors; Mrs. Susan Chow is an alternate Director to Mr. Frank Sixt; Mr. Wang Lei Lei, Mr. Xu Zhiming, Mr. Peter Schloss, Mr. Wu Yun, Ms. Elaine Feng and Mr. Fan Tai are executive Directors; and Mr. Ma Wei Hua, Mr. Gordon Kwong and Dr. Lo Ka Shui are independent non-executive Directors.

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose